UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85675 / April 17, 2019

Admin. Proc. File No. 3-18480

In the Matter of

GREEN INNOVATIONS LTD.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Green Innovations Ltd. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Green Innovations Ltd.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Green Innovations Ltd. are revoked. The revocation is effective as of April 18, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Grey Fox Holdings Corp. (f/k/a Gray Fox Petroleum Corp.), Green Innovations Ltd., and Red Giant Entm't, Inc.,* Initial Decision Release No. 1325 (Dec. 6, 2018), 2018 WL 6402471. The Central Index Key number for Green Innovations Ltd is: 1491471.

Initial Decision Release No. 1325
Administrative Proceeding
File No. 3-18480

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

Grey Fox Holdings Corp. (f/k/a Gray Fox Petroleum Corp.), Green Innovations Ltd., and **Red Giant Entertainment, Inc.**

Initial Decision on Default as to Green Innovations Ltd.
December 6, 2018

Appearances: James M. Carlson and Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

Before: Brenda P. Murray, Chief Administrative Law Judge

On May 14, 2018, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents Grey Fox Holdings Corp. (f/k/a Gray Fox Petroleum Corp.), Green Innovations Ltd., and Red Giant Entertainment, Inc., have securities registered with the Commission under Section 12(g) of the Exchange Act and are delinquent in their periodic filings.[1]

Following the Supreme Court's decision in *Lucia v. SEC*, 138 S. Ct. 2044 (2018), the matter was reassigned to me to provide Respondents with the opportunity for a new hearing. *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264, at *2, *4 (ALJ Sept. 12, 2018); *see Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC

[1] Grey Fox Holdings is engaged in settlement negotiations with the Division of Enforcement. Red Giant Entertainment is participating in the proceeding. This initial decision applies to Green Innovations Ltd. only.

LEXIS 2058, at *2-3 (Aug. 22, 2018). Respondents were directed to submit proposals for the conduct of further proceedings. *Grey Fox Holdings Corp.*, Admin. Proc. Rulings Release No. 6081, 2018 SEC LEXIS 2592, at *1-2 (ALJ Sept. 25, 2018). Green Innovations did not submit a proposal. I have therefore proceeded under the Commission's instruction to not give weight to or otherwise presume the correctness of any prior opinions, orders, or rulings issued by the prior administrative law judge. *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

Previously, I independently reviewed the evidence submitted by the Division and determined that Green Innovations was served with the OIP, and its answer was due by May 30, 2018. *Grey Fox Holdings Corp.*, Admin. Proc. Rulings Release No. 6303, 2018 SEC LEXIS 3110, at *2-3 (ALJ Nov. 7, 2018). In October 2018, a third party claiming to be senior preferred creditor of Green Innovations moved to intervene. I gave counsel for the third party the opportunity to participate in a prehearing conference on November 20, 2018, *id.* at *3-4, but he did not appear. After the prehearing conference, I ordered Green Innovations to show cause by November 30, 2018, why this proceeding should not be determined on default. *Grey Fox Holdings Corp.*, Admin. Proc. Rulings Release No. 6352, 2018 SEC LEXIS 3281, at *1 (ALJ Nov. 20, 2018).

To date, Green Innovations has not filed an answer, submitted a proposal for the conduct of further proceedings, participated in the prehearing conference, or responded to the show cause order. Green Innovations is therefore in default. OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f); *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4. Accordingly, I deem the allegations in the OIP to be true as to Green Innovations. 17 C.F.R. § 201.155(a).

Findings of Fact

Green Innovations Ltd., Central Index Key No. 1491471, is a revoked Nevada corporation located in Cape Coral, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2014, which reported a net loss of over $7.79 million for the prior twelve months. As of May 8, 2018, the company's stock (symbol "GNIN") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to its repeated failures to file timely periodic reports, Green Innovations failed to heed the delinquency letter, sent to it by the

Commission's Division of Corporation Finance, requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive the letter.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). 17 C.F.R. §§ 240.13a-1, .13a-13. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998). By failing to timely file required annual and quarterly reports, Green Innovations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. 15 U.S.C. § 78*l*(j). In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Green Innovations's failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech*

Commc'ns, Inc., Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). The violations are recurrent. Green Innovations's most recent periodic report was for the period ended December 31, 2014. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Green Innovations is culpable because it knew, or should have known, of its obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish grounds for revocation); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Green Innovations forfeited an opportunity to show it made efforts to remedy its past violations or to offer any assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Green Innovations's registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Green Innovations Ltd. are REVOKED.[2]

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such

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[2] This order applies to all classes of Green Innovations's securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

motion to correct a manifest error of fact. This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge